Exhibit 12.1

THOMPSON CREEK METALS COMPANY INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions except ratio)
			Years Ended December 31,

	2013		2012		2011	2010	2009
Earnings
Add:
Income (loss) before income and mining taxes	(278.4)		(657.4)		303.3	133.9	(54)
Fixed Charges	99.3		65.0		22.0	1.0	1.3
Deduct:
Capitalized Interest	70.7		49.0	(1)	15.9	—	—
Total Earnings per SEC Item 503 of Reg S-K	(249.8)		(641.4)		309.4	134.9	(52.7)

Fixed Charges:
Interest Expense	24.1		12.8		5.2	0.9	1.2
Capitalized interest and amortization of debt discount and expenses	75.2		52.2		16.8	—	—
Est Interest Expense for Operating Leases	—		—		—	0.1	0.1
Total Fixed Charges	99.3		65.0		22.0	1.0	1.3

Ratio of Earnings to Fixed Charges	N/A	(2)	N/A	(3)	14.1	134.9	N/A	(4)

N/A - Represents a coverage ratio of less than 1.
(1) - During 2012, the Company incurred pre-tax impairment charges of $530.5 million related to the partial write down of the Company's share of the property, plant, equipment and development assets at its Endako Mine. Of this $530.5 million write down, $6.4 million related to capitalized interest, of which $1.1 million was capitalized during 2012. The amount presented ($49.0 million) does not reflect the effect of the impairments.

(2) - For 2013, earnings were insufficient to cover fixed charges by $249.8 million. Earnings for 2013 included a charge of $194.9 million related to the partial write down of the property, plant and equipment assets and and materials and supplies at TC Mine and Endako Mine.

(3) - For 2012, earnings were insufficient to cover fixed charges by $641.4 million. Earnings for 2012 included a charge of $530.5 million related to the partial write down of the Company's share of the property, plant, equipment and development assets at its Endako Mine and a $47.0 million charge related to the write down of goodwill.

(4) - For 2009, earnings were insufficient to cover fixed charges by $52.7 million. Included in earnings for 2009 was a non-cash charge related to the change in fair value of our warrants of $93.4 million. This charge was the result of the Company's adoption of new accounting rules that were not effective until January 1, 2009.